August 10, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Top Image Systems Ltd. (the “Registrant”)
Registration Statement on Form F-3, as amended by Pre-Effective Amendment No. 1,
File No. 333-175546 (the “Registration Statement”)

Ladies and Gentlemen:

The Registrant hereby requests that the above-referenced Registration Statement be declared effective on August 11, 2011, at 5:00 p.m., EDT, or as soon as practicable thereafter.

The Registrant acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Ido Schechter ______________________ Ido Schechter Chief Executive Officer